UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

        Certification and Notice of Termination of Registration under
   Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                          Commission File Number:  1-9779
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                                NISOURCE INC.
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           (Exact name of registrant as specified in its charter)


                       801 East 86th Avenue
                       Merrillville, IN 46410
                       (219) 853-5200
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Shares, no par value
                       Preferred Share Purchase Rights
                  Obligations pursuant to Support Agreement
                     with NiSource Capital Markets, Inc.
                 Corporate Premium Income Equity Securities
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          (Title of each class of securities covered by this Form)

                                    None
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      [X|  Rule 12h-3(b)(1)(ii)     |_|
   Rule 12g-4(a)(1)(ii)     |_|  Rule 12h-3(b)(2)(i)      |_|
   Rule 12g-4(a)(2)(i)      |_|  Rule 12h-3(b)(2)(ii)     |_|
   Rule 12g-4(a)(2)(ii)     |_|  Rule 15d-6               |_|
   Rule 12h-3(b)(1)(i)      |X|

        Approximate number of holders of record as of the certification
   or notice date:   None



        Pursuant to the requirements of the Securities Exchange Act of 1934, NiSource Inc., an Indiana corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      NISOURCE INC.


   DATE: November 1, 2000             By:   /s/ Stephen P. Adik
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                                      Name:     Stephen P. Adik
                                      Title:    Senior Executive
                                                Vice President